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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
222 West Adams Street, Suite 1700
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy L. Meier 312-443-1560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Nancy L. Meier, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting supplemental schedules pertaining to Hutchinson, Shockey, Erley & Co. (the "Company") as of and for the year ended March 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Nancy L. Meier 5/19/08

Signature Date

CHIEF FINANCIAL OFFICER

Title

Ersaline Jacob

Notary Public


OFFICIAL SEAL
ERSALINE JACOB
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/09/09

Hutchinson, Shockey, Erley & Co.

(SEC I.D. No. 8-5761)

Statement of Financial Condition as of March 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Hutchinson, Shockey, Erley & Co.
Chicago, IL

We have audited the accompanying statement of financial condition of Hutchinson, Shockey, Erley & Co. (the "Company") as of March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. at March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 19, 2008

HUTCHINSON, SHOCKEY, ERLEY & CO.

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2008

ASSETS

CASH	$ 1,904,116
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	201,318
RECEIVABLES FROM CUSTOMERS	102,021
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	3,611,064
ACCRUED INTEREST RECEIVABLE	348,053
TRADING SECURITIES — Pledged — at market value	36,975,021
OFFICE FURNISHINGS AND EQUIPMENT — At cost, less accumulated depreciation of $1,976,128	807,168
OTHER ASSETS	1,350,041
TOTAL	$ 45,298,802

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Collateralized loans	$ 12,000,000
Payables to broker-dealers and clearing organizations	14,341,849
Payables to customers	50,038
Accrued expenses and other liabilities	9,263,571
Total liabilities	35,655,458
SHAREHOLDERS' EQUITY:	
Common stock, $1 par value — authorized, 15,000 shares; issued and outstanding, 12,900 shares	12,900
Paid-in capital	1,041,499
Retained earnings	8,588,945
Total shareholders' equity	9,643,344
TOTAL	$ 45,298,802

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hutchinson, Shockey, Erley & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals in fixed income municipal debt securities as either an underwriter or broker. Its customers are composed primarily of banks and other financial institutions.

The accounting records of the Company are maintained in accordance with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies utilized by the Company is as follows:

- Security transactions are recorded in customer accounts on settlement date. Proprietary positions are recorded on trade date, with the receivable and payable on unsettled transactions recorded on a net basis on the statement of financial condition. The total unsettled regular way and delayed delivery transactions net to a receivable of $5,395,000 and a payable of $16,221,000, respectively, at March 31, 2008. These amounts are included net in payables to broker-dealers and clearing organizations on the statement of financial condition.

- Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Leasehold improvements are amortized on a double declining-balance basis using the estimated useful lives of the assets. Software developed for internal use is capitalized along with purchased software and is amortized on a double declining-balance basis over five years.

- Trading securities consist of municipal securities and are carried at estimated fair value.

- Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The Company records a valuation allowance to reduce its deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

- The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

- Taxing authorities may perform periodic examinations of income tax returns filed by the Company. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies* (SFAS 5), the Company will periodically accrue for tax contingencies based on tax positions taken in its tax returns and upon management's expectation regarding the ultimate tax treatment of these items. Management periodically adjusts this accrual, which is included in accrued

expenses and other liabilities based on various factors, including completion of reviews by taxing authorities of prior years' filed tax returns.

- The Company's financial instruments are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

2. COLLATERALIZED LOANS

Collateralized loans represent borrowings from a bank, payable on demand, made at the market rate of interest, and are collateralized by trading securities. The Company had an available line of credit during the year of $100,000,000. The average and maximum borrowings during the year were $25,129,000 and $69,300,000, respectively. During the year, the interest rate charged on borrowings under the line ranged from 3.38% to 6.95% and the interest rate at March 31, 2008, was 3.50%.

3. LEASE AGREEMENTS

The Company has operating lease agreements covering its Chicago, Milwaukee, Phoenix, and Santa Fe offices with leases through June 2014, September 2008, September 2009, and August 2008, respectively.

The following is a schedule by years of future approximate minimum rental payments, excluding escalation charges and other operating costs, required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of March 31, 2008:

Fiscal Years Ending March 31	Minimum Lease Payment
2009	$ 382,482
2010	337,626
2011	316,814
2012	326,319
2013	336,108
Thereafter	433,374
Total	$ 2,132,723

4. CAPITAL STOCK AND STOCK REPURCHASE AGREEMENTS

All shareholders are parties to stock purchase agreements (the "Agreements") which provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. In the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, which must repurchase such shares unless the Company elects to permit the remaining employees to purchase such shares proportionately. The purchase price of the stock is based on book value, as defined in the Agreements.

Certain employees obtained bank loans collateralized by 100 shares of the Company's common stock. Under the terms of these loan agreements (which matured on May 5, 2010), in the event of default on the loans or interest payments, the employees are obligated to offer the shares to the Company for repurchase. In the case of default, the Company or a designated employee would repurchase the pledged shares and remit to the bank the lesser of the unpaid loan principal balance plus accrued interest ($23,079 and $32, respectively, as of March 31, 2008) or the shares' current book value, as defined in

the Agreements. If the shares' current book value exceeds the unpaid principal, the employees are to receive the excess.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

During the year, the Company retired 600 shares of common stock for which it paid $427,590 which was equal to current book value, as defined in the agreements, at the time of retirement.

5. REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital rule promulgated by the SEC which requires that the ratio of "aggregate indebtedness" to "net capital" (as those terms are defined by the rule) not exceed 15 to 1. At March 31, 2008, the Company's net capital, as defined, was $5,194,735, its required net capital was $617,602 and its ratio of aggregate indebtedness to net capital was 1.78 to 1.

Pursuant to SEC Rule 15c3-3, the Company had $201,318 of cash deposited in a special reserve bank account for the exclusive benefit of customers as of March 31, 2008.

6. BENEFIT PLAN

The Company has a defined contribution profit sharing plan with a 401(k) provision. Contributions to the plan are discretionary, based upon the decision of the Company's Board of Directors. With regard to the 401(k) provision, the Company matches contributions of employees as specified in the plan documents.

7. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. As of March 31, 2008, the Company had contractual commitments of approximately $2,595,000.

In the ordinary course of business, the Company may be subject to various legal proceedings. In the opinion of management, after consultation with legal counsel representing the Company in such matters, the ultimate disposition of such proceedings will not have a material effect on the Company's financial position.

In the ordinary course of business, the Company's clearing agreements may have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). The Company performs securities execution on behalf of its customers for whom it commits to settle with applicable clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a customer. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with customers' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

8. INCOME TAXES

The net deferred tax asset of $100,000 included in other assets in the statement of financial condition, includes gross deferred tax assets of $916,000 primarily attributable to available alternative net deferred

minimum tax (AMT) credits and temporary differences, offset by a valuation allowance of $736,000 and gross deferred tax liabilities of $80,000. The AMT credits have no expiration date. During the year ended March 31, 2008, the Company increased the deferred tax asset valuation allowance from $712,000 to $736,000. The valuation allowance has been established for the portion of the deferred tax assets attributable to the AMT credits carried forward and nonrealizable value of temporary differences to an AMT taxpayer as it is not more likely than not that such amounts will be realized.

9. NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, FASB staff position ("FSP") FIN 48-2 was issued deferring implementation of FIN 48 for non-public companies to fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company for the year ended March 31, 2009. The Company is currently evaluating the impact, if any, on its statement of financial condition of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company's financial assets and liabilities on April 1, 2008. The FASB has proposed a deferral of the provisions of SFAS 157 relating to nonfinancial assets and liabilities that would delay implementation by the Company until April 1, 2009. SFAS 157 is not expected to materially affect how the Company determines fair value, but may result in certain additional disclosures.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115*, ("SFAS 159"). SFAS 159 permits companies to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for the Company on April 1, 2008. The Company will not elect the fair value option for its existing statement of financial condition on the effective date and has not determined whether or not it will elect this option for any eligible financial instruments it acquires in the future.

In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), *Disclosures about Derivative Instruments and Hedging Activities*. The standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for the Company on April 1, 2009. The Company does not expect the adoption of SFAS 161 to have a material effect on its financial condition but it may result in additional disclosures.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

May 19, 2008

To the Board of Directors and Shareholders of
Hutchinson, Shockey, Erley & Co.
Chicago, IL

In planning and performing our audit of the financial statements of Hutchinson, Shockey, Erley & Co. (the "Company") for the year ended March 31, 2008 (on which we issued our report dated May 19, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END